Exhibit 99.1

Sierra Metals Increases Mineral Resources Versus Its December 2019 Announcement and Updates the Mineral Reserve Estimate for Its Bolivar Mine, Mexico

TORONTO--(BUSINESS WIRE)--March 31, 2020--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) has updated its Mineral Resource and Reserve Estimates at the Company’s Bolivar Mine, located in Chihuahua State, Mexico.

The updated Mineral Reserve and Resource Estimate disclosed herein follows the Mineral Resource update that was published at the end of 2019. This Mineral Reserve and Resource update now includes additional drilling information for drilling that took place between October and December of 2019 of approximately 10,203 metres as well as the results from a litho-structural model. This Mineral Resource update also includes production data up to December 2019. The recent infill drilling campaign has been focused on the area of El Gallo Inferior taking where the Company took advantage of accessibility in the Mine to be able to complete drilling. Further drilling at locations containing mid to high grade zones such as Bolivar West are scheduled to begin as soon as development to these areas is complete and the Company has access to those higher-grade areas.

A Technical Report is currently being prepared by SRK Consulting (Canada Inc.) and Sierra Metals Inc. in accordance with NI 43-101 standards of disclosure and will be filed on SEDAR and with the Securities Exchange Commission within 45 days of this news release.

Press Release Highlights:

  Mineral Reserves for Bolivar are 7.5 M tonnes averaging 0.69% copper, 13.4 g/t silver and 0.22 g/t gold, or 0.87% CuEq, representing a 5% tonnage decrease to the previous Reserve Estimate from 2017 which includes 2 years of depletion of approximately 2.5 M tonnes ore
  Total Proven and Probable Contained Metal has decreased by 2% copper, 34% silver and 15% gold as compared to the previous Reserve Estimate of October 2017 after two years of depletion
  SRK previously completed a preliminary update of the Mineral Resource model (effective date of September 30, 2019) as described in the December 31, 2019 press release. Since then, additional geological modeling and interpretation has been completed to incorporate this information for Bolivar
  Total Indicated Mineral Resources for Bolivar increased 68% since our December 2019 update to 19.5 million tonnes averaging 0.78% copper, 15.4 g/t silver and 0.20 g/t gold or 0.96% CuEq, Overall metal content increased by 37% of equivalent copper
  Total Inferred Mineral Resources for Bolivar increased 29% since our December 2019 update to 21.5 million tonnes averaging 0.78% copper, 14.2 g/t silver and 0.21 g/t gold or 0.96% CuEq. Overall metal content has increased by 7% to 728,100 t of equivalent copper

Igor Gonzales, President and CEO of Sierra Metals Inc. commented: “We are excited about the significant increase in Bolivar’s mineral resources from additional work completed in the past three months, since our year-end 2019 mineral resource update. As promised in our December 31, 2019 press release, we have provided in the first quarter of 2020, another updated report which includes additional drilling as well as information from a Litho Structural model which has increased the mineral resources further from the previous press release. This larger mineral resource reflects the success of our exploration programs and the potential at our Bolivar operations to justify further throughput expansions. This report also updates our ore reserves relative to our last reserve update from 2017. It is worth noting that after two years of mining depletion we realized only a 5% decline in tonnage and 2% decline in copper content, which reflects our ability to replace the mineral reserves at the Mine over the years.”

He added “The quality of the defined areas within this release are similar to the recent Yauricocha Mineral Reserve and Resource update, in that they have incorporated improved methodologies to provide us with a higher quality and better refined Mineral Reserve and Resource. Since the latter part of 2017, the Company has been executing on a 75,454 meter drilling campaign at Bolivar which includes approximately 10,200 meters recently completed in Q4 2019 in addition to a significant portion of the program previously completed. Drilling in Q4 2019 occurred mainly at the Fierro Mine (Gallo Inferior) where the grade is typically no higher than 0.7% copper in-situ. However, infill drilling is still planned for the Bolivar West, and Bolivar Northwest zones which are considered to be high-value targets. These high value target zones could not be drilled in Q4 2019 due to contractor delays in the development which affected the areas that were going to have drill stations strategically located to infill drill these high value target areas. Bolivar West contains higher copper grades of up to1.5% copper in-situ as well as increased gold and silver grades. Please see previous press releases dated Oct 4, 2017 and June 6, 2018. Subsequent exploration programs are planned in the coming year with a goal of increasing tonnage and grades at Bolivar.”

To take advantage of the large increase in Mineral Resources, the Company is committed to updating the Preliminary Economic Assessment (“PEA”) for the Bolivar Mine as this will provide us with a clear path to further potential expansions at the Mine beyond the 5,000 tpd level. The Previous PEA recommended an increase of production to the 5,000 tpd level by 2021, and Sierra is already very close to achieving that level of production now.

During 2020 we will continue studying and implementing mining methods to recover pillars that are not part of the current Mineral Reserves. Additionally, back-filling alternatives will also be evaluated.

Highlights of the Mineral Resource and Reserve Update:

  Changes to the Indicated Mineral Resource estimate are attributed to several factors:
    Incorporation of lower-grade mineralization above a metal value cut-off of US$24.25 which previously was excluded from the interpreted mineralization domains
    Incorporation of new zones of mineralization previously excluded from the geological model
    Upgrading of previous inferred resources to indicated resources based on additional drilling and a refined geological model
    Changed commodity prices (copper and gold increased; silver decreased) *
    Depletion by production since the Report was completed
  Changes to the Inferred Mineral Resource estimate are attributed to several factors:
    Incorporation of lower-grade mineralization above a metal value cut-off of US$24.25 which previously was excluded from the interpreted mineralization domains
    Incorporation of new zones of mineralization previously excluded from the geological model
    Incorporation of newly discovered zones of mineralization based on additional exploration drilling conducted during 2017 to 2019
    Changed commodity prices (copper and gold increased; silver decreased) *
    Depletion by production since the Report was completed

  The updated Reserve Estimate incorporates Bolivar’s Mineral Resources included in this press release. This Reserve Estimate includes drill intercepts up to December 31, 2019 which is the cut-off date of the current report
  Infill drilling campaigns from 2017-2019, from which this Mineral Reserve and Resource update is based was conducted mainly in the Fierro Mine (El Gallo Inferior) where copper grades are typically no higher than 0.7% Cu in-situ. Infill drilling is still planned for the Bolivar West zone which contains grades of up to 1.5% Cu in-situ as well as increased gold and silver grades
  In addition, metal pricing used is the consensus price, metallurgical recoveries, density factors, costs, and other factors have been updated to reflect December 31, 2019 actuals and assumptions

* Metal price assumptions considered for the calculation of unit values are: Silver (US$/oz 17.82), Copper (US$/lb 3.08), Gold (US$/oz 1,354.00)

The December 31, 2019, consolidated Mineral Reserve Estimate for the Bolivar Mine area is presented in Table 1.

Table 1 - Consolidated Bolivar Mineral Reserve Estimate as of December 31, 2019 - SRK Consulting (Canada), Inc. (1) (2) (3) (4) (5) (6) (7) (8) (9)

Reserves – Proven and Probable							Contained Metal
	Classification	Tonnes (Mt)	Ag g/t	Cu %	Au g/t	CuEq %	Ag Moz	Cu M lb	Au K oz	CuEq M lb
Bolivar	Proven	0
	Probable	7.5	13.4	0.69	0.22	0.87	3.2	114.5	53.5	143
	Proven & Probable	7.5	13.4	0.69	0.22	0.87	3.2	114.5	53.5	143

Source: SRK, 2020

(1) Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101

(2) All figures are rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.

(3) The consolidated Bolivar Reserve Estimate is comprised of Proven and Probable material in the EGI, SKARN, Bolivar West and Bolivar North West mining areas.

(4) Ore reserves are reported at unit value cut-offs based on metal price assumptions*, metallurgical recovery assumptions**, mining costs, processing costs, general and administrative (G&A) costs, and treatment and refining charges.

* Metal price assumptions considered for the calculation of metal value are: US$3.08/lb Cu, US$17.82/oz Ag, and US$1,354/oz Au.

** Metallurgical recovery assumptions are based on projected mill recoveries resulting from ongoing mill upgrades, 88.0% Cu, 78.7% Ag, and 62.43% Au.

(5) The mining costs are based on projected costs for mining at 5,000 tonnes per day using Room and Pillar mining methods.

(6) The economic cut-off values used is US$25.81, with a marginal cut-off value of US$22.44 used.

(7) A 10% external dilution has been included with zero grade for room and pillar mining.

(8) Mining recovery for room and pillar mining is estimate at 98%.

(9) CuEq figures do not include Cu recovery, but include Ag and Au recoveries.

Table 2 - 2019 Mineral Reserve Estimate % differences from the Prior Estimate (October 2017):

Reserves – Proven and Probable							Contained Metal
	Classification	Tonnes (Mt)	Ag g/t	Cu %	Au g/t	CuEq %	Ag Moz	Cu M lb	Au K oz	CuEq M lb
Bolivar	Proven
	Probable	-5%	-29%	-20%	-12%	-20%	-34%	-24%	-15%	-25%
	Proven & Probable	-5%	-29%	-20%	-12%	-20%	-34%	-24%	-15%	-25%

Source: SRK, 2020

Mineral Reserve Estimate

This Mineral Resources Estimate incorporates new exploration and infill drilling, reduced operational costs, higher commodity price assumptions, sampling, face mapping information into the geologic interpretations, and grade estimations which have resulted in a further refinement of the ore body. It is Management’s view that the resulting Mineral Resource Estimate reflects the ongoing efforts by the Company to achieve good value from the Bolivar asset, given the current operating and metal price environment.

Mineral Reserve Estimations have been prepared by SRK to support public disclosure of Mineral Reserves. The Qualified Person (the “QP”) who supervised the preparation of this is Carl Kottmeier, P. Eng., MBA, Principal Consultant (Mining), a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects. SRK also developed the mine design and production schedule using Deswik software and worked closely with the management and planning team at the Bolivar Mine.

The procedures and methods supporting the mineral reserve estimations have been developed in conjunction with Sierra Metals’ mine planning personnel. The reserve estimates presented herein have been conducted by SRK using supporting data generated by the site. SRK notes that the methods and procedures are reasonable and consistent with industry best practice. Each mining area was evaluated using reasonable mining block shapes based on the mining method applicable to the zone. Data and information supporting the mining recovery, mining dilution, reconciliation-based grade adjustments, metallurgical recoveries, consensus commodity pricing, and treatment and refining charges were provided by Sierra Metals and reviewed by SRK. These factors are used to calculate unit values for the blocks in the models. Historic and expected direct and indirect mining, processing, and general and administrative costs were provided by Sierra Metals. To be considered economic, the Net Smelter Return (NSR) value of the mining block must be greater than the economic cut-off. Blocks below the economic cut-off but above the marginal cut-off are, in some cases, included in the reserves estimate where they are in between, or immediately adjacent to, an economic block, and where it is reasonable to expect that no significant additional development would be required to extract the marginal block. Isolated blocks, defined as blocks with no defined access, have been excluded. Mined out areas were provided by Sierra Metals’ personnel.

SRK is of the opinion that the reserve estimations are suitable for public reporting and are a fair representation of the mill feed tonnes, grade, and contained metal for the Bolivar deposit.

Mineral Resource Estimate

Mineral Resource Estimations have been conducted by Cliff Revering, P. Eng. of SRK Consulting (Canada.) Inc., a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, using Maptek Vulcan™ and Leapfrog Geo™ software.

SRK has worked with Sierra Metals / Dia Bras personnel to develop the mineralization models, estimations, and reporting criteria for mineral resources at Bolivar. Mineralization models were initially developed by Sierra Metals and were reviewed and modified by SRK. In all, there are thirty individual mineralized bodies identified through drilling and mine development. These were used as hard boundaries for the purposes of the estimation. The block models were created by SRK and have been estimated using a combination of inverse distance and ordinary kriging methods. The mineral resources have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines.

SRK is of the opinion that the mineral resource estimations are suitable for public reporting and are a fair representation of the mineralization and metal content for the Bolivar deposit at the defined mineral resource cut-off parameters.

The December 31, 2019, consolidated mineral resource statement for the Bolivar Mine area is presented in Table 1. These resources have been stated in unmined areas of the deposits.

Table 3 - Consolidated Bolivar Mineral Resource Estimate as of December 31, 2019 – SRK Consulting (Canada), Inc. (1) (2) (3)

Resources – Measured and Indicated							Contained Metal
	Classification	Tonnes (Mt)	Ag g/t	Cu %	Au g/t	CuEq %	Ag Moz	Cu M lb	Au K oz	CuEq M lb
Bolivar	Measured	0
	Indicated	19.5	15.4	0.78	0.20	0.96	9.5	332.3	128.5	411.1

Source: SRK, 2020

Resources – Inferred							Contained Metal
	Classification	Tonnes (Mt)	Ag g/t	Cu %	Au g/t	CuEq %	Ag Moz	Cu M lb	Au K oz	CuEq M lb
Bolivar	Inferred	21.5	14.2	0.78	0.21	0.96	9.8	371.3	145.8	456.2

Source: SRK, 2020

(1) Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All ﬁgures rounded to reflect the relative accuracy of the estimates. Copper, gold, and silver assays were capped where appropriate.

(2) Mineral resources are reported at variable metal value cut-off grades based on metal price assumptions*, metallurgical recovery assumptions**, mining/transport costs (US$15.27/t), processing costs (US$8.35/t), and general and administrative costs (US$0.63/t).

(3) CuEq figures do not include Cu recovery, but include Ag and Au recoveries

* Metal price assumptions considered for the calculation of metal value are: Copper (Cu): US$/lb 3.08, Silver (Ag): US$/oz 17.82, and Gold (Au): US$/oz 1,354.00.

** Metallurgical recovery assumptions are 88% Cu, 78.6% Ag, and 62.9% Au.

Table 4 - 2019 Mineral Resource Estimate % differences from the Prior Estimate (October 2017):

Resources – Measured and Indicated							Contained Metal
	Classification	Tonnes (Mt)	Ag g/t	Cu %	Au g/t	CuEq %	Ag Moz	Cu M lb	Au K oz	CuEq M lb
Bolivar	Measured	0
	Indicated	47%	-32%	-25%	-31%	-27%	-1%	10%	4%	8%

Source: SRK, 2020

Resources – Inferred							Contained Metal
	Classification	Tonnes (Mt)	Ag g/t	Cu %	Au g/t	CuEq %	Ag Moz	Cu M lb	Au K oz	CuEq M lb
Bolivar	Inferred	168%	-37%	-19%	-50%	-25%	70%	119%	34%	100%

Source: SRK, 2020

Table 5 - 2019 Mineral Resource Estimate % differences from September 30, 2019 estimate:

Resources – Measured and Indicated							Contained Metal
	Classification	Tonnes (Mt)	Ag g/t	Cu %	Au g/t	CuEq %	Ag Moz	Cu M lb	Au K oz	CuEq M lb
Bolivar	Measured	0
	Indicated	68%	-15%	-18%	-17%	-18%	40%	36%	42%	38%

Source: SRK, 2020

Resources - Inferred							Contained Metal
	Classification	Tonnes (Mt)	Ag g/t	Cu %	Au g/t	CuEq %	Ag Moz	Cu M lb	Au K oz	CuEq M lb
Bolivar	Inferred	29%	-15%	-16%	-30%	-17%	9%	9%	-10%	6%

Source: SRK, 2020

Quality Control

All technical production data contained in this news release has been reviewed and approved by Americo Zuzunaga, FAusIMM (CP Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM (CP Metallurgist) and Vice President Special Projects and Metallurgy and a chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three Mines in Peru and Mexico that are within or close proximity to the existing Mines. Additionally, the Company has large land packages at all three Mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

Continue to Follow, Like and Watch our progress:

Web: www.sierrametals.com | Twitter: sierrametals | Facebook: SierraMetalsInc | LinkedIn: Sierra Metals Inc | Instagram: sierrametals

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading “Risk Factors” in our Annual Information Form dated March 28, 2019 in respect of the year ended December 31, 2018 and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
VP, Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Americo Zuzunaga
VP, Corporate Planning
Sierra Metals Inc.
+1 (416) 366-7777

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1 (416) 366-7777